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                                                                      EXHIBIT 24


FOR IMMEDIATE RELEASE
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Thursday, June 10, 1999
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               TI GROUP EXTENDS TENDER OFFER FOR COMMON STOCK OF
                   WALBRO CORPORATION UNTIL 12:00 MIDNIGHT,
                 NEW YORK CITY TIME, ON TUESDAY, JUNE 15, 1999


TI Group plc today announced that TI Automotive Systems, Inc., its wholly owned subsidiary, has extended its tender offer to acquire at $20 net per share in cash all of the outstanding shares of common stock of Walbro Corporation (NASDAQ: WALB). The tender offer had previously been scheduled to expire at 12:00 midnight New York City time on Thursday, June 10, 1999. As previously reported, the initial investigation period with respect to TI Group plc's notification to the European Commission for the proposed acquisition of Walbro Corporation is set to expire at midnight, Brussels time, on June 15, 1999, unless earlier terminated by the European Commission. Accordingly, the tender offer is now scheduled to expire at 12:00 midnight New York City time on Tuesday, June 15, 1999, unless the offer is further extended. As of 5:00 p.m., New York City time on June 10, 1999, approximately 7,934,808 shares of Walbro common stock representing approximately 91.3% of the total outstanding shares had been validly tendered and not withdrawn pursuant to the tender offer.

Warburg Dillon Read LLC (212-821-2875) is acting as the Dealer Manager and Innisfree M&A Incorporated (212-750-5833 or 888-750-5834) as the Information Agent for the tender offer.


                                    -ENDS-



For further information please contact:
--------------------------------------
Ralph Kessler
Senior Vice President
TI Group Inc.
Telephone: 212-319-3101